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Feb 12, 1999                                         [LOGO]
                                                     [PHOTO]
                                                     l580 Lincoln Street #1110
Evergreen Resources, Inc.                            Denver, Colorado 80203
1401 17th St., Suite 1200                            Telephone
Denver, Colorado 80202                               (303)830-9377
                                                     Fax (303)830-9427
                                                     rsii@ix.netcom.com
Gentlemen:


     We have audited the estimates, prepared by Evergreen Resources, Inc. ("Evergreen"), of the extent and value of the proved reserves of crude oil, natural gas, and natural gas liquids for certain leases owned by Evergreen, as of December 31, 1998. The appraised properties are located in Colorado. The reserve estimates are prepared according to applicable SEC rules and utilize conventional and generally accepted engineering methods.


     Our review of Evergreen's reserve estimates is based upon a study of Evergreen's properties. During this investigation, we consulted with the officers and employees of Evergreen and were given access to such accounts, records, geological and engineering reports, and other data as were desired for examination. We previously have prepared studies of oil and gas properties in areas where Evergreen's properties are located. Property interests owned, production from such properties, current prices for production, agreements relating to current and future operations and sale of production, gas tax credit sales agreements, and various other information and data were furnished to RSII by Evergreen and are accepted as factual without independent verification of such facts. We did not make a field examination of the operations or physical condition of the appraised properties.


     Natural gas reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions, assuming continuation of the current regulatory practices, and using conventional production methods and equipment.


     Definitions of proved reserves used in this evaluation are those set forth in Rule 4-10(a) of Regulation S-X, as adopted by the SEC:

          "PROVED OIL AND GAS RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

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Evergreen Resources, Inc.
Feb 12, 1999
Page 2

          "(i) Reserves are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          "(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          "(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves'; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, gilsonite and other such sources.

          "PROVED DEVELOPED OIL AND GAS RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved."

          "PROVED UNDEVELOPED AND GAS RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved



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Evergreen Resources, Inc.
Feb 12, 1999
Page 3

     undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless such techniques have been proved effective by actual tests in the area and in the same reservoir."

     Natural gas volumes are expressed at standard conditions of temperature and pressure applicable in the area the gas is purchased. Condensate reserves estimated are those obtained from normal separator recovery. Crude oil is stated as standard barrels of 42 U.S. gallons per barrel.

     Estimated net proved reserves of natural gas as of December 31, 1998 follow:

                                                             NATURAL GAS
                                                             -----------
                                                                 MMCF
           Total Proved Developed Producing Reserves            209,176
           Total Proved Developed Non-Producing Reserves         33,810
           Total Proved Undeveloped Reserves                    161,950
                                                                -------
           TOTAL PROVED RESERVES                                404,936
                                                                -------
                                                                -------

     Value of net proved reserves is expressed in terms of estimated future net revenue and present value of future net revenue. Future net revenue is calculated by deducting estimated operating expenses, future development costs, and severance and ad valorem taxes from the future gross revenue.

     Present value of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization. Present value, as expressed herein, should not be construed as fair market value since no consideration has been given to many factors which influence the prices at which petroleum properties are traded, such as taxes on operating profits, allowance for return on the investment, and normal risks incident to the oil business.


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Evergreen Resources, Inc.
Feb 12, 1999
Page 4

     Estimated future net revenue and net present value of future net revenue from proved natural gas, as of December 31, 1998 follow:

                                                                     10% DISC.
                                                       FUTURE NET   FUTURE NET
                                                       REVENUE MS   REVENUE MS
     Total Proved Developed Producing Reserves           276,350      140,838

     Total Proved Developed Non-Producing Reserves        39,810       16,407
     Total Proved Undeveloped Reserves                   176,985       57,430
                                                         -------      -------
     TOTAL PROVED RESERVES                               493,145      214,675
                                                         -------      -------
                                                         -------      -------


     Evergreen has increased proven reserves from the August 31, 1998 report by ongoing drilling which continues to prove additional locations. Remedial work on wells, gathering system, and additional compression, must be completed to produce the volumes forecast in this report. This work is in progress and should be completed during the next 15 months. The capital investment for this work is reflected in this report.

     Evergreen's gas reserves are coal gas located in the Raton Basin, Colorado. Projection of coalbed methane gas reserves is generally more complicated than projection of conventional hydrocarbon reservoirs due to complex reservoir properties and the dewatering process required to develop producible natural gas reservoirs. Therefore, reserve estimates and gas production rates for coalbed methane wells are modified frequently as gas and water production data becomes available.

     Resource Services International, Inc. and its principals are unrelated to Evergreen, its officers, shareholders, and properties evaluated in this report.

                                     Submitted,


                      RESOURCE SERVICES INTERNATIONAL, INC.

                      RESOURCE SERVICES INTERNATIONAL, INC.


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                                  [LETTERHEAD]

                                February 16, 1999

Mr. Mark S. Sexton
Evergreen Resources, Inc.
1401 Seventeenth Street, Suite 1200
Denver, Colorado 80202

Dear Mr. Sexton:

     In accordance with your request, we have audited the estimates prepared by Evergreen Resources, Inc. (Evergreen), as of December 31, 1998, of the proved reserves and future net revenue to the Evergreen interest in certain oil and gas properties located in Las Animas County, Colorado. These estimates are based on constant prices and costs. The following table sets forth Evergreen's estimates of the proved reserves and future net revenue, as of December 31, 1998, for the audited properties:

                                Net Reserves                   Future Net Revenue (M$)
                         -------------------------         -------------------------------
                           Oil             Gas                               Present Worth
      Category            (MBBL)          (MMCF)             Total               at 10%
--------------------     --------       ----------         -----------       -------------
Proved Developed
 Producing                  0.0          209,175.9          276,350.1          140,838.2
 Non-Producing              0.0           33,810.7           39,810.6           16,406.6
Proved Undeveloped          0.0          161,949.6          176,984.7           57,429.8
--------------------     --------       ----------         -----------       -------------

    Total Proved            0.0          404,936.2          493,145.4          214,674.6


     Gas volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure bases. These properties have never produced commercial volumes of condensate.

     When compared on a property-by-property basis, some of the estimates of Evergreen are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc.; however, in our opinion, Evergreen's estimates of net proved oil and gas reserves and future net revenue, as shown herein and in certain computer printouts on file in our office, are in the aggregate reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Evergreen in preparing the December 31, 1998 net reserve and future net revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Evergreen.

     The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Evergreen's estimates do not


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include value for probable or possible reserves which may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

     The gas price used by Evergreen is $1.60 per MCF and is held constant throughout the life of the properties. Evergreen's estimates of lease and well operating costs are based on historical operating expense records. These costs include direct lease and field level costs, but do not include overhead expenses above the field level. Evergreen used direct lease and field level costs of $1,025 per well per month for the first year of production, $725 per well per month for the next 3 years, and $425 per well per month for the remaining well life. The reductions account for the declining water production during the life of the wells. A gathering fee of $0.055 per MCF is also included. Headquarters general and administrative overhead expenses of Evergreen are not included. Lease and well operating costs are held constant throughout the remaining life of the properties. Evergreen's estimates of capital costs are included as required for workovers, new development wells, and production equipment.

     It should be understood that our audit does not constitute a complete reserve study of Evergreen's oil and gas properties. Our audit consisted of a detailed review of properties making up 80 percent of the present worth for the total proved reserves. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Evergreen with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

     We are independent petroleum engineers, geologists, and geophysicists with respect to Evergreen Resources, Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

                                  Very truly yours,

                                  /s/ Netherland, Sewell & Associates, Inc.